Exhibit 99.3

Annual General Meeting of Shareholders

 The Voting Instructions must be signed, completed and received at the indicated address prior to
10 A.M. (New York City time) on September 10, 2010 for action to be taken.
2010 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES

GIANT INTERACTIVE GROUP INC. (the “Company”)

ADS CUSIP No.:	374511103.
ADS Record Date:	August 9, 2010.
Meeting Specifics:
Annual General Meeting of Shareholders - September 16, 2010 at 3:00 P.M. (local time) at the offices of Ernst & Young, Room 1801, 18/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong, People's Republic of China.

Depositary:	Citibank, N.A.
Deposit Agreement:	Deposit Agreement, dated as of November 6, 2007.
Deposited Securities:	Ordinary shares, par value U.S. $0.0000002 per share, of the Company.
Custodian(s):	Citibank, N.A. - Hong Kong.

The undersigned holder, as of the ADS Record Date, of the American Depositary Share(s) issued under the Deposit Agreement (such American Depositary Shares, the “ADSs”), acknowledges receipt of Company's Notice of Annual General Meeting of Shareholders and hereby authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

Please note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, the Company has advised the Depositary that under Cayman Islands’ law, voting at any meeting is by a show of hands unless a poll is demanded.  The Depositary will not join in demanding a poll, whether or not requested to do so by the Holders of ADSs.  The Articles of Association of the Company specify who may demand a poll.  A copy of the Articles of Association may be requested from the Company.  If the Depositary does not receive voting instructions and voting is by poll, then the Depositary shall deem holders who have not given voting instructions to have instructed the Depositary to give a discretionary proxy to a person designated by the Company unless the Depositary is informed by the Company that (i) the Company does not wish such proxy to be given, (ii) substantial opposition exists, or (iii) the rights of holders of Deposited Securities may be adversely affected.

Please further note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, in the event voting takes place at the Meeting by a show of hands, the Depositary shall instruct the Custodian to vote all Deposited Securities in accordance with the voting instructions received from a majority of Holders providing voting instructions.  In the event of voting by poll, the Depositary shall instruct the Custodian to vote the Deposited Securities in accordance with the voting instructions received from the Holders of ADSs.

Please also note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, if the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder (unless otherwise specified in the notice distributed to Holders) to have instructed the Depositary to vote in favor of the items set forth in such voting instructions.

Please further note that voting instructions may only be given in respect of a number of ADSs representing an integral number of Deposited Securities.

Please also note that pursuant to Section 3.5 of the Deposit Agreement, the Company may restrict transfers of ADSs where such transfer may result in ownership of the total number of Deposited Securities represented by such ADSs owned by a single Holder or Beneficial Owner to exceed limits imposed by applicable law or the Articles of Association of the Company, and may instruct the Depositary to take action including, but not limited to, the removal or limitation of voting rights or mandatory sale or disposition, with respect to any Holder or Beneficial Owner of ADSs representing Deposited Securities in excess of such limits.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the Voting Instructions contained herein.

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Agenda:

Proposal 1:	Re-election of Ms. Wei Liu as a director of the Company.
Proposal 2:	Re-election of Mr. Lv Zhang as a director of the Company.
Proposal 3:	Amendment of the 2007 Performance Incentive Plan to increase the maximum number of ordinary shares available for awards to 10,700,000 ordinary shares.
Proposal 4:	Amendment of the 2007 Performance Incentive Plan to allow the Plan administrator to effect repricing of awards under the Plan.
Proposal 5:	Appointment of the Independent Auditor Ernst & Young Hua Ming for the fiscal year 2010.

A	Issues GIANT INTERACTIVE GROUP INC.

	For	Against	Abstain

Proposal 1	☐	☐	☐

Proposal 2	☐	☐	☐

Proposal 3	☐	☐	☐

Proposal 4	☐	☐	☐

Proposal 5	☐	☐	☐

B	Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions “FOR” the unmarked issue.

Please be sure to sign and date these Voting Instructions.

Please sign your name to the Voting Instructions exactly as printed.  When signing in a fiduciary or representative capacity, give full title as such.  Where more than one holder as beneficial owner, each MUST sign.  Voting Instructions executed by a corporation should be in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the box	Signature 2 - Please keep signature within the box	Date (mm/dd/yyyy)

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